Exhibit 12

Peoples Energy Corporation and Subsidiary Companies

Statement Re: Computation of Ratio of Earnings to Fixed Charges *
(Dollars in Thousands)

	Fiscal years ended September 30,
	2002	2001	2000	1999	1998

Net Income Before Preferred
Stock Dividends, as reported	$ 89,071	$ 96,939	$ 82,942	$ 89,316	$ 79,394

Undistributed earnings from equity investees	12,316	(7,587)	(11,545)	(8,672)	(329)

Add - Income Taxes	46,321	51,372	41,195	50,525	45,107
Fixed charges excluding capitalized interest	56,439	72,051	52,919	39,546	38,545

Earnings	$ 204,147	$ 212,775	$ 165,511	$ 170,715	$ 162,717

Fixed charges including capitalized interest	$ 56,439	$ 72,051	$ 53,741	$ 42,153	$ 39,190

Ratio of Earnings to Fixed Charges	3.62	2.95	3.08	4.05	4.15

* Prior year amounts have been restated to reflect the conversion to successful efforts and to adjust for undistributed equity income.